Terminus 200, 3333 Piedmont Road NE, Suite 1200

Atlanta, GA 30305

Telephone: 404-870-4600

Fax: 404-872-5547

www.lockelord.com

Dr. Tim Tingkang Xia

Partner

Direct Telephone: 404-870-4698

Direct Fax: 404-806-5698

tim.xia@lockelord.com

November 18, 2016

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	SORL Auto Parts, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 30, 2016

File No. 0-11991

Dear Ms. Blye:

On behalf of SORL Auto Parts, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated September 12, 2016 relating to the Company’s Annual Report on a Form 10-K for the year ended December 31, 2015, filed on March 30, 2016 (the “2015 Form 10-K”). We also note that the Company was granted an extension until November 25, 2016 to respond to the Commission’s letter. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

General

1.	You state on page 7 of the 10-K that you are striving to create a larger footprint in regions including Africa and the Middle East. Those regions include Sudan and Syria. You stated in your letter to us dated June 21, 2013 that your subsidiary Ruili Group Ruian Auto Parts made indirect sales to Syria and Sudan through unaffiliated third-party distributors.

As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2013 letter to us, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response: In response to the Staff’s comment, the Company notes that since its letter dated June 21, 2013 to the Commission, the Company has not made (and has no plan or intention to make) any contact with Syria or Sudan, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. Although the Company stated on Page 7 of the 10-K that it is striving to create a larger footprint in regions including Africa and the Middle East, Syria and Sudan are not included in the Company’s business expansion in those regions. In particular, the Company has no capital investment or any physical presence, such as an office or employees, in Syria or Sudan.

The Company also notes that since its letter dated June 21, 2013 to the Commission, it has not provided (and has no plan or intention to provide) any services, products information or technology to Sudan or Syria, directly or indirectly, and has not had (and has no plan or intention to have) any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

November 18, 2016

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: The Company notes that this question is moot given the Company’s response to comment 1 above.

Sincerely,

Locke Lord LLP

By:	/s/ Tim Tingkang Xia
Name:	Tim Tingkang Xia

cc:	Anne Parker

Assistant Director

Division of Corporation Finance

Xiao Ping Zhang

Chief Executive Officer and Chairman

SORL Auto Parts, Inc.

Jin Rui Yu

Chief Operating Officer

SORL Auto Parts, Inc.